Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated March 27, 2014

Fantex, Inc.

On March 22, 2014, an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by WPVI (the “Broadcast”). The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast contains certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, reporter Erin O’Hearn refers to, “buying stock in a particular athlete’s brand,” and to, “stock in an athlete.” In addition, Kevin McDermott of The Philadelphia Group refers to, “the investing public owning an interest in someone else’s income,” and states that, “you are, in a sense, investing in that person.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•      During the Broadcast, Ms. O’Hearn states that, “fans can now profit from an athlete’s profit by buying stock in a particular athlete’s brand, or so Fantex would like to make you think.” Investing in Fantex Series Vernon Davis is highly complex, risky and speculative, there is no assurance of profit, and such investment should be considered only by persons who can afford the loss of their entire investment. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled "Risk Factors" and elsewhere in the Registration Statement.

•                  During the Broadcast, Ms. O’Hearn states, “Davis got $4 million from Fantex. In return, Fantex gets 10% of his future earnings. And theoretically, the company shares that 10% with the investors.” Under the terms of the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”), the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. Fantex, Inc. will attribute 95% of ABI to the Vernon Davis Brand. The remaining 5% of ABI will be attributed to the platform common stock of the Company. For a description of the assets and liabilities that will be attributing to the Vernon Davis Brand, please see the section entitled ‘‘Management and Attribution Policies—Attribution—Vernon Davis Brand’’ in the Vernon Davis Registration Statement.

•                  During the Broadcast, Mr. French states, “we’re selling a security, Fantex Vernon Davis at Fantex.com, for $10 a share.” In addition, Ms. O’Hearn states, “You also can only trade [Fantex, Inc. convertible tracking stocks] on Fantex’s website.” The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that

FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering. Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS, which is a registered alternative trading system.

•                  During the Broadcast, Ms. O’Hearn states, “Fantex maintains a conversion privilege, which means it can convert your ownership of an athlete’s brand into general company stock if at any point that may financially benefit Fantex.” The board of directors of Fantex, Inc. may, in its sole discretion, elect to convert any tracking series into the platform common stock of the Company following the two-year anniversary of the filing of a certificate of designation creating such tracking series

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, the ability to contribute to Vernon Davis’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “may,”  “will,” “would,” “should,” “could”  or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the WPVI Broadcast with Jim Gardner and Erin O’Hearn

MEDIA:	Television
STATION:	WPVI
MARKET:	PH: Philadelphia, PA
Program:	Action News
SUBJECT:	Fantex, Buck French

Jim Gardner, Anchor:

With March Madness underway, it can feel like nearly everybody is a sports fan, with something at stake. But one company is hoping that fans truly turn their emotional investment into a financial one. Erin O’Hearn explains in this special report.

Erin O’Hearn, Reporter:

The company is called Fantex. The concept: fans can now profit from an athlete’s profit by buying stock in a particular athlete’s brand, or so Fantex would like to make you think. As we learned, the largest beneficiary of this concept may not be the athlete or the fans.

[Pre-recorded segment]

[Vernon Davis in Fantex promotional video]

Vernon Davis (Voice-over):

Giving my all. Giving all I got, in order to take the Vernon Davis brand to the next level.

O’Hearn (VO):

In this Fantex video, even 49er Vernon Davis—the person—refers to himself as “the brand,” which Fantex believes will extend the 30-year-old’s career off the field.

Buck French, Fantex CEO:

So, we felt if we actually could help them define their broader brand of who they are and what they represent, and then sell a security that’s linked to the value of the brand, we could create a bunch of advocates out in the marketplace that ultimately could spread the word.

O’Hearn (VO):

Think Michael Strahan or John Elway. Both harnessed talents off the field, built a second career, a bigger fanbase, and made a lot of money post-NFL. Elway is on the board of Fantex. The brokerage firm wants to help other athletes achieve that same success by super-charging their brand. Davis got $4 million from Fantex. In return, Fantex gets 10% of his future earnings. And theoretically, the company shares that 10% with the investors.

French:

And in order to fund the purchase, we’re selling a security, Fantex Vernon Davis at Fantex.com, for $10 a share.

O’Hearn (VO):

Fantex claims the value of the stock is linked to the cash flow an athlete’s brand generates. But if you’re looking at this like Fantasy Football: Wall Street version, financial expert Kevin McDermott of the Philadelphia Group says, investor beware.

Kevin McDermott, The Philadelphia Group:

You are a secondary investor. You are, in a sense, investing in that person, but really you’re investing more in the prosperity of Fantex.

O’Hearn (VO):

McDermott says that’s because you can only invest in a specific athlete only as long as Fantex allows you to. He says Fantex maintains a conversion privilege, which means it can convert your ownership of an athlete’s brand into general company stock if at any point that may financially benefit Fantex. You also can only trade stock in an athlete on Fantex’s website. And then there are the ethical issues.

McDermott:

I think there’s a lot of issues that go into the whole concept of the investing public owning an interest in someone else’s income and all the connections that go with it.

O’Hearn (VO):

But former Eagles defense tackle and radio personality Hollis Thomas is skeptical the company has the investors or the athletes in its best interest.

Hollis Thomas, Former Eagle/Radio Personality:

I think it’s kind of a sham. It’s like I still don’t relish giving 10% of my money in general to anybody.

O’Hearn (VO):

Fantex says it’s seeking other athletes in other sports, and is even looking into the entertainment industry. Fantex said it started with the NFL because of the popularity of Fantasy Football. Most experts agree, it is important to approach this as a recreational investment, as opposed to an investment in which you would see a big return. I’m Erin O’Hearn, Channel 6 Action News.

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